UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Marc Neeb
By:	Marc Neeb

Title:	Executive Vice-President, Chief Human Resources Officer

/s/ Robert Cecutti
By:	Robert Cecutti

Title:	Controller

Date: June 24, 2016

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2015 and 2014

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

The Magna Group of Companies Retirement Savings Plans

Financial Statements

Years Ended December 31, 2015 and 2014

The Magna Group of Companies Retirement Savings Plans

Contents

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6-17

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	18

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2015	19

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	20

The Magna Group of Companies Retirement Savings Plans

Report of Independent Registered Public Accounting Firm

To the Pension and Retirement Savings Committee of

The Magna Group of Companies Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year), Schedule of Reportable Transactions, and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 24, 2016

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

(In thousands)

December 31	2015	2014

Assets

Investments
Investments, at contract value	$55,417	$81,858
Investments, at fair value	1,107,191	1,224,997

Total investments	1,162,608	1,306,855

Receivables
Employer	45,753	46,811
Participants	231	34
Notes receivable from participants	36,187	35,226

Total receivables	82,171	82,071

Net Assets Available for Benefits	$1,244,779	$1,388,926

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(In thousands)

Year ended December 31,	2015	2014

Additions
Investment income
Interest and dividends	$7,069	$6,479
Net appreciation in fair value of investments (Note 3)	—	150,451
Contributions
Employer	67,129	65,378
Participants	80,017	70,106
Interest from notes receivable from participants	1,834	1,661

Total Additions	156,049	294,075

Deductions
Net depreciation in fair value of investments (Note 3)	98,330	—
Benefits paid to terminated employees	50,774	54,850
Benefits paid to participating employees	45,301	36,076
Loan expenses and other fees	395	550

Total Deductions	194,800	91,476

Net increase (decrease)	(38,751)	202,599

Net transfers from (to) other plans (Note 8)	(105,396)	10,183

Net Assets Available for Benefits, beginning of year	1,388,926	1,176,144

Net Assets Available for Benefits, end of year	$1,244,779	$1,388,926

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1.          Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in common stock of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by the Primary Employer and individuals appointed by the Board of Directors of the Primary Employer. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to receive profit sharing contributions if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). The Employer may make a discretionary matching contribution. For the 2015 and 2014 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed by a participant, unless a collective bargaining agreement states differently. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Employees are automatically enrolled after a 60-day opt out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

Effective January 1, 2013, the new hire automatic enrollment percentage increased from 3% to 6% of employee compensation (other than bonus pay) for non-union employees hired or rehired after January 1, 2013. Newly hired employees covered under a collective bargaining agreement, will be automatically enrolled at 3%.

Effective January 1, 2013, current employees who did not elect to make deferral contributions prior to December 31, 2012, were automatically enrolled at a 3% deferral percentage, and participants who were enrolled and contributing were automatically increased to a 3% deferral percentage if the participant was contributing at a rate that was less than 3%, until such time as the employee changes or stops the contribution.

An automatic increase feature became effective January 1, 2014 whereby the contribution percentage is increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6%, unless the employee changes or stops the contribution. The automatic increase does not apply to employees who are covered by a collective bargaining agreement.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2015 and 2014, allocated forfeitures were $1,783 thousand and $873 thousand, respectively. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $1,045 thousand and $1,976 thousand, respectively.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2015 outstanding notes receivable had interest rates ranging from 4.25% to 10.25%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant-directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Employer Securities. Prior to January 1, 2016, participants with a minimum of three years of service or upon attainment of age 55 may diversify up to 100% of Employer Securities held in their account. Effective January 1, 2016, participants may diversify up to 100% of Magna stock held in their account at any time.  Voting rights are all retained by the trustee per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.          Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

All Plan investments other than guaranteed investment contracts, are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, Plan trustee and custodian. See Note 3 for discussion of fair value measurements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Guaranteed investment contracts held by a defined contribution plan that are fully benefit responsive are reported at contract value. Contract value is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. Contract value represents net contributions plus interest at the contract rate. See Note 5 for discussion of guaranteed investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable - Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2015 and 2014 are shares of the Employer’s securities amounting to $275 million and $395 million, respectively. This investment represents 24% and 30% of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (ASU 2015-12): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, Part III) Measurement Date Practical Expedient (ASU 2015-012). This three-part update simplifies current benefit plan accounting and requires (i) fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value and accordingly removes the requirement to reconcile their contract value to fair value; (ii) benefit plans to disaggregate their investments measured using fair value by general

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

type, either on the face of the financial statements or in the notes to the financial statements; (iii) the net appreciation or depreciation in investments for the period to be presented in the aggregate rather than by general type, and removes certain disclosure requirements relevant to individual investments that represent five percent or more of net assets available for benefits. Further, the amendments in this update eliminate the requirement to disclose the investment strategy for certain investments that are measured using Net Asset Value (NAV) per share. These amendments are effective retrospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted. This update also provides a practical expedient to permit employee benefit plans to measure investments and investment-related accounts as of the month-end that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end, while requiring certain additional disclosures. This portion of the update is effective prospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted.

Plan management reviewed both ASU 2015-07 and ASU 2015-12, and decided to early adopt both standards as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07 and ASU 2015-12. The adoption was applied retrospectively and certain reclassifications were made on the Statement of Net Assets Available for Benefits to present comparative statements and certain investment disclosures were revised or eliminated as a result of the adoption of the ASUs.

3.          Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2015 and 2014 other than the adoption of ASU 2015-12 as disclosed in Note 2.

The Principal Stable Value Fund: Daily valued by the trustee, Union Bond & Trust Company, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported NAV. Participants are permitted to redeem units at NAV on the valuation date.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. Principal may place transfer or liquidation restrictions on the U.S. Property Separate Account. No such restrictions were in place during 2015 and 2014. Generally, the PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired.

Common/Collective Trusts (CCTs): Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

Life Insurance Policies: Valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan’s investments (in thousands).

	Fair Value Measurements
December 31, 2015	Level 1	Level 2	Level 3	Total

Mutual funds	$13,150	$—	$—	$13,150
Employer securities	275,390	—	—	275,390
Life insurance policies	—	—	33	33

Total investments at net asset value*				818,618

Total Investments at Fair Value	288,540	—	33	$1,107,191

	Fair Value Measurements
December 31, 2014	Level 1	Level 2	Level 3	Total

Mutual funds	$14,083	$—	$—	$14,083
Employer securities	395,468	—	—	395,468
Life insurance policies	—	—	55	55

Total investments at net asset value*				815,391

Total Investments at Fair Value	409,551	—	55	$1,224,997

*   The Stable Value Fund, the Pooled Separate Accounts and the Common/Collective Trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefit.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2015 and 2014 (in thousands).

Level 3 Investments
Year ended December 31, 2015	Life Insurance Policies

Balance, beginning of year	$55
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Interest credited	—
Purchases
Sales	(22)

Balance, end of year	$33

Level 3 Investments
Year ended December 31, 2014	Life Insurance Policies

Balance, beginning of year	$52
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Interest credited	—
Purchases	3
Sales	—

Balance, end of year	$55

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

4.          Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2015	2014

Magna International Inc. Common Stock	$275,390	$395,468

Year ended December 31,	2015	2014

Changes in net assets available for benefits
Dividend income	$5,464	$4,754
Net appreciation (depreciation) in fair value of investments	(97,263)	97,214
Employer contributions	28,509	23,399
Participant contributions	3,675	3,118
Net inter-fund transfers	(4,738)	(7,844)
Distributions to terminated employees	(11,642)	(14,709)
Distributions to participating employees	(44,083)	(6,782)

Increase (decrease) in Net Assets Available for Benefits	$(120,078)	$99,150

5.          Guaranteed Investment Contracts

The Plan invests in the Guaranteed Fixed Income Option Fund Contract (GFIO), a guaranteed investment contract. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The GFIO is valued at contract value for presentation in the Plan’s assets. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 0.92% and 1.38% during 2015 and 2014, respectively.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

6.          Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, stable value fund, common/collective trusts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Employer.

7.          Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2012 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan document has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.          Plan Transfers

Effective September 1, 2015 all Magna Interiors operations were sold and the respective participant accounts (including loans) approximately $95.3 million were transferred to the new employer’s plan.

Effective September 1, 2015 Magna sold the majority stake in Bestop, which subsequently became a joint venture. The respective participant accounts (including loans) approximately $10.1 million were transferred to the new employer’s plan.

Effective May 5, 2015 Magna sold the Magna Steyr Battery Systems division. Participants from the aforementioned division were terminated and had the option to voluntarily transfer their accounts.

Effective June 2, 2014, New Process Gear, Inc. became a participating Employer in the Plan and the New Process Gear, Inc. Deferred Pay Plan for UAW-Represented Employees (NPG Plan) was merged into the Plan. As a result, there was a transfer of approximately $10.2 million from the NPG Plan to the Plan on June 2, 2014.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

9.          Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2015 and 2014 aggregating $2,119 thousand and $781 thousand, respectively. The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2015 and 2014.

10.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

December 31,	2015	2014

Net assets available for benefits per the financial statements	$1,244,779	$1,388,926
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(145)	(264)
Benefits payable to participants	(1,048)	(1,160)

Net Assets Available for Benefits per the Form 5500	$1,243,586	$1,387,502

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500 (in thousands):

Year ended December 31,	2015	2014

Net (decrease)/increase per the financial statements	$(38,751)	$202,599
2015 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(145)	—
2014 adjustment from fair value to contract value for fully benefit-responsive investment contracts	264	(264)
2013 adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,020
Benefits payable to participants - end of year	(1,048)	(1,160)
Benefits payable to participants - prior year	1,160	762

Total Income per the Form 5500	$(38,520)	$202,957

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 98-0095901

Plan Number: 002

December 31, 2015

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (In thousands) (e)

	Stable Value Fund with Principal Life Insurance Company:
*	Union Bond & Trust Company	Principal Stable Value Fund (contract value)	**	$59,375

*	Principal Life Insurance Company	Guaranteed Fixed Income Option (contract value)	**	55,417

	Total Stable Value Fund			114,792

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	Large Cap S&P 500 Index Separate Account	1,244,239 units	**	122,685
*	Small-Cap S&P 600 Index Separate Account	1,369,757 units	**	60,440
*	Diversified International Separate Account	679,015 units	**	52,765
*	Mid Cap S&P 400 Index Separate Account	1,146,094 units	**	48,977
*	Large-Cap Growth I Separate Account	2,241,780 units	**	47,259
*	Bond and Mortgage Separate Account	35,342 units	**	45,177
*	U.S. Property Separate Account	40,161 units	**	41,316
*	Equity Income Separate Account	1,752,045 units	**	40,628
*	International Equity Separate Account	327,133 units	**	4,077
*	Principal Financial Group, Inc. Stock Separate Account	58,384 units	**	1,795

	Total Pooled Separate Accounts			465,119

	Common/Collective Trusts:
	Principal Trust Company:
*	Principal Trust Target 2030 Fund	4,762,368 units	**	98,533
*	Principal Trust Target 2020 Fund	4,426,172 units	**	86,089
*	Principal Trust Target 2040 Fund	2,610,566 units	**	56,388
*	Principal Trust Target 2050 Fund	1,355,818 units	**	29,814
*	Principal Trust Target 2010 Fund	994,518 units	**	17,325
*	Principal Trust Income Fund	317,118 units	**	4,677
*	Principal Trust Target 2060 Fund	120,817 units	**	1,298

	Total Common/Collective Trusts			294,124

	Employer Securities:
*	Magna International Inc. common stock	6,789,695 shares	385,316	275,390

	Mutual Funds:
	Dreyfus Bond Market Index Basic Fund	715,430 shares	**	7,369
	Oppenheimer Developing Markets Y Fund	192,751 shares	**	5,781

	Total Mutual Funds			13,150

	Northwestern Mutual Life Insurance Company	Life insurance policies		33

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (4.25% to 10.25)%		36,187

	Total Investments per Form 5500			$1,198,795

*    A party in interest as defined by ERISA.

**  The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2015

Identity of Party	Description of Asset (number of		Selling	Lease	Expense Incurred With	Cost of	Current Value of Asset on Transaction	Net Gain
Involved	transactions)	Purchase Price	Price	Rental	Transaction	Asset	Date	or (Loss)
(a)	(b)	(c )	(d)	(e)	(f)	(g)	(h)	(i)

Magna International Inc.
Common Stock
Purchase	1,120	$73,973	$—	$—	$—	$73,973	$73,973	$—
Sale	1,941	—	96,666	—	—	***	96,666	***

NOTES:

(1)            Magna International Inc. is a party-in-interest as defined by ERISA.

(2)            The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)            Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets. There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2015

Totals that Constitute Non-Exempt
Prohibited Transactions

Participant Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2015 Contributions	$—	$2,119	$—	$—
2014 Contributions	—	781	—	—

* Voluntary Fiduciary Correction Program (DOL)